82-4214

Man Group plc

PROCESSED

APR 10 2002

THOMSON FINANCIAL

SUPPL

Press Release

02028098

8 November 2001

UNAUDITED INTERIM RESULTS FOR HALF YEAR ENDED 30 SEPTEMBER 2001

FINANCIAL HIGHLIGHTS

- Funds under management $8.9 billion at 30 September 2001, up 33% since year-end
- Record level of fund sales in first half, totalling $2.2 billion
- Recurring net management fee income up 56% to £49.0 million
- Net performance fee income increased to £33.5 million from £1.0 million
- Brokerage result up 27% to £18.7 million
- Underlying earnings per share up 45% to 19.8 pence
- Continuing earnings per share up 106% to 29.0 pence
- Dividend up 20% to 5.5 pence
- Joined the FTSE 100 on 24 September 2001

RECEIVED MAR 19 ...

	Half year to 30 September 2001	Half year to 30 September 2000	Year to 31 March 2001
Funds under management	**£6.1bn**	£2.8bn	£4.7bn
	$8.9bn	$4.2bn	$6.7bn
Profit before tax – continuing operations	**£97.0m**	£47.5m	£174.0m
Asset Management net management fee income+	**£49.0m**	£31.5m	£70.7m
Asset Management net performance fee income+	**£33.5m**	£1.0m	£76.0m
Brokerage+	**£18.7m**	£14.7m	£30.2m
Diluted earnings per share *			
Underlying†	**19.8p**	13.7p	30.4p
Continuing operations	**29.0p**	14.1p	53.8p
Total operations (including discontinued operations)	**27.7p**	12.0p	48.1p
Dividends per share	**5.5p**	4.6p	15.5p
Post-tax return on equity – continuing operations (annualised)	**33.6%**	26.1%	35.9%#
Shareholders' funds	**£477.3m**	£280.9m	£433.4m

\+ Before goodwill amortisation
* A reconciliation of earnings per share is shown in note 7
† Underlying earnings per share represents earnings from continuing operations excluding net performance income from Asset Management, Sugar Australia and goodwill amortisation
\# Assumes equity raised by the share placing in January 2001 was in place for the whole year

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel 020 7285 2016
Fax 020 7623 8003
www.mangroupplc.com

dlw 3/28

Stanley Fink, Chief Executive said:

"The Group has had an extremely successful first half, with record fund sales of £1.6bn and profits more than doubled from last year. The combination of our product structuring skills and the long-term track record of our principal managers continues to reinforce the attractiveness of our fund products. The strong sales momentum has continued into the second half, with our latest fund launch in October raising a record £350m of client money. Our Brokerage business has seen strong customer order flows in the first half and is well placed to benefit from continued demand for futures and options products worldwide. In summary, the Board is very confident of the outlook for the year."

Enquiries

Man Group 020 7285 3000
Stanley Fink
Peter Clarke

Gavin Anderson 020 7457 2345
Chris Salt
Lindsey Harrison

About the Man Group

Man Group plc is a leading global provider of alternative investment funds as well as one of the world's largest futures brokers. The Group employs over 1,500 people in 13 countries, with key centres in London, Switzerland, New York, Chicago, Paris and Singapore. Man Group plc was listed on the London Stock Exchange (EMG.L) in 1994 and became a member of the FTSE 100 index on 24 September 2001.

Man Investment Products, the Asset Management division, is a world leader in the fast growing field of alternative investment products where it has a powerful market presence and a strategic position in providing structured hedge fund products to the private client sector and institutional investors. Man has a track record dating back to 1983 and its operations cover the full spectrum of fund styles, product structuring and distribution. It has launched more than 190 alternative investment products for private investors and institutions.

Man Financial, the Brokerage division, is one of the world's leading providers of brokerage services in futures and options for both institutional and private clients, and an intermediary in the world's metals, foreign exchange and equities markets with offices across the globe.

The Group's joint brokers are Credit Suisse First Boston (Europe) Limited and Merrill Lynch International.

HALF YEAR REVIEW to 30 September 2001

Group strategy and overview

Our businesses have had an extremely successful first half of the year, with profits before tax from continuing operations up 104% to £97.0 million, diluted earnings per share on continuing operations up 106% to 29.0 pence, and further progress in achieving our strategic objectives. In addition, on 24 September the Group became a member of the FTSE 100 index.

In our Annual Report for the year ended 31 March 2001, we stated that the Group's key strategic and financial objectives were to:

- double the level of funds under management within three years from its then level of £4.7 billion ($6.7 billion);
- continue to deliver significant growth in underlying earnings per share, which excludes variable performance related income; and
- maintain high levels of return on capital through the active management of the Group's capital base.

The progress made in the first half demonstrates that we are well on the way to achieving or exceeding these objectives.

Funds under management continued to grow strongly in the first half and stood at $8.9 billion (£6.1 billion) at 30 September, up 33% in the six months since 31 March. This growth has been driven by very strong sales of £1.6 billion ($2.2 billion) backed-up by good product performance. The AHL Diversified Programme, Man-Glenwood and the related Man-IP composite structured fund products (which are a blend of AHL, Man-Glenwood and additional complementary alternative investment strategies) have together recorded strong returns to investors. Their respective performance records for the six month and twelve month periods to 30 September 2001 are shown in the table below with comparable figures for the CSFB/Tremont Hedge Fund, S&P 500 and FTSE 100 indices.

	6 months to 30 September 2001	12 months to 30 September 2001
AHL Diversified Programme*	7.8%	60.2%
Man-IP #	7.2%	57.7%
Man-Glenwood @	2.0%	7.3%
CSFB/Tremont Hedge Fund Index	2.2%	2.1%
S&P 500	-9.7%	-26.6%
FTSE 100	-11.7%	-20.0%

* AHL Diversified: represented by Athena Guaranteed Futures Limited
# Man-IP: represented by Man-IP 220 Limited
@ Man-Glenwood: represented by Man-Glenwood Multi-Strategy Fund Limited
Note: All figures are shown net of fees and commissions, where applicable. S&P 500 and FTSE 100 figures include gross dividends reinvested into the index.

The higher level of assets under management has generated an increase in recurring net management fee income (before goodwill amortisation), up 56% to £49.0 million in the first half. This, together with a strong contribution from our Brokerage business, up 27% to £18.7 million (before goodwill amortisation), has resulted in diluted underlying earnings per share increasing by 45% to 19.8 pence.

The Group's post tax return on equity on an annualised basis for the first half was 33.6%, up on the 26.1% achieved in the first half of the prior year. This measure includes the contribution from performance related income which increased to £33.5 million pre-tax, from £1.0 million in the prior first half.

We have also continued to expand our businesses organically and through acquisition. In Asset Management we are continuing to develop the capabilities of Glenwood and have recruited an additional 15 professional staff in the US. Following on from the acquisition of the US Glenwood activities last year we have commenced an initiative in the US to establish a private client distribution network. This is to be co-located with Glenwood with the objective of selling composite structured product to US private clients during our next financial year.

In Brokerage, we completed the acquisition of Ord Minnett Jardine Fleming Futures in Australia (now called Man Financial Australia Limited) on 30 April. In addition, on 30 June we completed the acquisition of Union Cal in the UK which is a leading provider of CFDs (contracts for difference).

Despite the huge disruption to US financial markets caused by the tragic events on 11 September, our New York Brokerage operations, which were based in the World Financial Center, were rapidly able to operate their disaster recovery process, providing order execution and processing capabilities from the recovery site in New York or via our Chicago, London, Singapore or Australian offices. Accordingly there was no material disruption to customer volumes in September and overall we saw high levels of activity throughout the first half. The Group made charitable donations totalling $1 million to various charitable foundations and disaster funds set up following the 11 September events.

Dividend

Reflecting the strong growth in underlying earnings per share in the first half and the Board's confidence for the year, the interim dividend is being increased by 20% to 5.5 pence.

Outlook

The strong sales momentum seen in the first half has continued into October. Our latest private client product launch, Man IP 220 Plus (Series 4) Limited, raised over £350 million ($500 million) of client money, a record amount. Funds under management at 31 October were £6.6 billion ($9.6 billion). With continued positive performance from AHL, up 4.8% in the month of October, virtually all of the AHL product range is at incentive fee highs.

Through the combination of our track record, product structuring skills and the growing investor awareness of the attractions of alternative investment products as part of a balanced portfolio, we expect continued strong demand for our products. In our Brokerage business, strong customer order flow and the international scale of our operations leave us strategically well placed to benefit from the continued demand for futures and options products worldwide.

In summary, the Board remains very confident of the outlook for the year.

Asset Management

Asset Management increased pre-tax profits, before goodwill amortisation, for the first half by 154% to £82.5 million, of which £33.5 million was performance related. The majority of the performance related income was generated by our AHL products. In the first half the performance of the AHL Diversified Programme and Man-Glenwood was 7.8% and 2.0% respectively.

Total fund sales in the first half were £1.6 billion ($2.2 billion), with 14 funds launched in the period. In April, Man-Glenwood Select Limited raised £158 million ($225 million) of client money and in June, Man IP 220 Plus (Series 3) Limited raised £305 million ($437 million) of client money, a record launch at the time. Man IP 220 Plus is a series of structured products comprising investment exposure to the AHL Diversified Programme, Man-Glenwood and a range of complementary alternatives in investment strategies. In July, we saw a successful sales launch by our new Australian joint venture, Ord Minnett Strategic Investments, which raised £74 million ($106 million) of client money. Private clients accounted for 71% of first half sales. In addition, we have seen strong institutional demand. In particular, Glenwood has been allocated over £140 million ($200 million) from two US based pension funds, one of which, General Motors Investment Management Company, the largest private

pension fund in the US, has appointed Glenwood as its strategic consultant for hedge fund investments.

Our sales network continues to expand and at the end of September we had 892 intermediaries, up from 805 at 31 March 2001. We have also seen increased sales growth from our joint venture business and an increasing number of major financial institutions now distribute product on our behalf. Redemption rates for the first half, while below those experienced last year, are within the range we have experienced over the long term. We continued to see developments in our new managers. The largest of these, Marin Capital Partners, a convertible bond arbitrage manager to which we first allocated money in January 1999, has now been allocated funds by us of £420 million ($617 million).

The combination of the Group's product structuring skills and the long-term track record of our principal managers continues to reinforce the attractiveness of our structured products. Accordingly we have been able to achieve excellent sales whilst maintaining our premium pricing structures for composite products.

Brokerage

Brokerage had a strong first half with pre-tax profits, before goodwill amortisation, of £18.7 million, an increase of 27% over last first half. Most of the growth has come from financial futures and its related new product areas as well as foreign exchange, both of which markets experienced strong volume growth assisted by a succession of changes in interest rates. The financial futures teams in London and Paris have been very successful in recruiting key producers. In addition, we have continued to widen our product base and, through the acquisition of Union Cal, we have developed critical mass in the fast growing market of CFDs (contracts for difference). Our retail business has experienced lower activity levels and declining interest income, but has sustained profitability through cost cutting and closure of unprofitable relationships in the US, as well as acquisitions in the UK and Australia.

We have continued to benefit from the transition of many European exchanges to electronic trading. Further consolidation in the industry in general, as evidenced recently by the acquisition of the IPE and LIFFE exchanges, has led to the elimination of many smaller participants who were unable to invest sufficient resources in new technologies. We have also been able to continue to reduce our cost base, whilst maintaining or enhancing customer service levels. These trends are likely to be repeated when US and other exchanges make the transition to electronic trading.

Other financial items

There was a net cash inflow of £194.4 million in the first half before the impact of an increase of £233.8 million in Group loans to funds managed by our Asset Management business, which stood at £333.7 million at 30 September 2001. Immediately following a product launch, the Group makes available loans to many of its composite fund products with the intention of providing temporary funding until more permanent financing structures are put in place with external providers. The excellent level of sales in the first half has resulted in these temporary funding arrangements being at a higher level than last year.

The tax charge for the first half amounted to £19.4 million with an effective tax rate for continuing operations of 20.0%, compared with 20.1% for the previous year.

The first half exceptional costs of £3.6 million (September 2000: £6.8 million) relate to adjustments to the loss on sale of our Agricultural Products business in March 2000. The adjustments are the net effect of claims made under limited warranties given to the management buyout group. Bearing in mind the cover that the Group has available to it, the net impact of these liabilities, were they all to crystallise, would not be material.

At 30 September, shareholders' equity was up 10% since the year-end at £477.3 million, and net debt was £72.3 million, giving gearing of 15%.

The Group has $2.0 billion of total facilities. The largest of these is a $1.5 billion committed revolving credit facility, which was renewed in July 2001, with half the facility maturing in one year and the remainder in three years. The Group has uncommitted facilities available to it of $0.4 billion.

Stanley Fink
Chief Executive
8 November 2001

Peter Clarke
Finance Director

GROUP PROFIT AND LOSS ACCOUNT

	Note	**Half year to 30 September 2001**			Half year to 30 September 2000 (Restated)			Year to 31 March 2001		
		Continuing operations £m	Discontinued operations £m	Total £m	Continuing operations £m	Discontinued operations £m	Total £m	Continuing operations £m	Discontinued operations £m	Total £m
Net operating income	2,3	**198.1**	-	198.1	116.2	-	116.2	347.1	-	347.1
Operating expense		**(108.4)**	-	(108.4)	(79.6)	-	(79.6)	(187.0)	-	(187.0)
Goodwill amortisation and exceptional operating expense		**(4.7)**	-	(4.7)	(0.7)	-	(0.7)	(4.7)	-	(4.7)
		(113.1)	-	(113.1)	(80.3)	-	(80.3)	(191.7)	-	(191.7)
Group operating profit		**85.0**	-	85.0	35.9	-	35.9	155.4	-	155.4
Share of operating profit from joint ventures and associates		**3.8**	-	3.8	3.0	-	3.0	6.1	-	6.1
Total operating profit: Group and share of joint ventures and associates		**88.8**	-	88.8	38.9	-	38.9	161.5	-	161.5
Exceptional items										
Loss on sale of Agricultural Products businesses	4	-	(3.6)	(3.6)	-	(5.2)	(5.2)	-	(13.1)	(13.1)
Restructuring costs	4	-	-	-	-	(1.6)	(1.6)	-	(1.9)	(1.9)
Net interest income	5	**8.2**	-	8.2	8.6	-	8.6	12.5	-	12.5
Profit/(loss) on ordinary activities before taxation	3	**97.0**	(3.6)	93.4	47.5	(6.8)	40.7	174.0	(15.0)	159.0
Taxation		**(19.4)**	-	(19.4)	(11.4)	1.4	(10.0)	(35.0)	0.2	(34.8)
Profit/(loss) on ordinary activities after taxation		**77.6**	(3.6)	74.0	36.1	(5.4)	30.7	139.0	(14.8)	124.2
Ordinary dividends				(14.6)			(11.5)			(39.5)
Retained profit for the period				59.4			19.2			84.7
Earnings per share on continuing operations	7									
Basic		**30.0p**			14.7p			55.7p		
Diluted		**29.0p**			14.1p			53.8p		
Underlying earnings per share	7									
Basic		**20.5p**			14.3p			31.4p		
Diluted		**19.8p**			13.7p			30.4p		
Earnings per share including exceptional items	7									
Basic				28.6p			12.4p			49.8p
Diluted				27.7p			12.0p			48.1p
Dividends per share	6			5.5p			4.6p			15.5p

Historical cost profits and losses are not materially different from those shown above.

In accordance with the change made in the 2001 Annual Report to the way in which net trading interest income and goodwill amortisation are presented in the financial statements, the September 2000 Group profit and loss account, Group cash flow statement and related notes have been restated. Further details are given in Note 1.

GROUP BALANCE SHEET

	Note	**At 30 September 2001 £m**	At 30 September 2000 £m	At 31 March 2001 £m
Fixed assets				
Intangible assets - goodwill		**69.5**	8.5	73.1
Tangible assets		**22.1**	23.3	21.0
Investments				
Investments in joint ventures		**18.1**	9.6	21.1
Investments in associates		**17.2**	18.2	17.8
Other investments		**21.1**	14.6	21.1
		56.4	42.4	60.0
		148.0	74.2	154.1
Current assets				
Debtors	8	**974.7**	1,086.7	703.6
Securities purchased under agreements to resell		**20.2**	-	104.0
Investments		**128.3**	165.8	155.1
Cash at bank and in hand		**264.9**	242.4	133.7
		1,388.1	1,494.9	1,096.4
Creditors: amounts falling due within one year	9	**(738.9)**	(947.9)	(791.3)
Net current assets		**649.2**	547.0	305.1
Total assets less current liabilities		**797.2**	621.2	459.2
Creditors: amounts falling due after more than one year	9	**(315.0)**	(330.5)	(19.2)
Provisions for liabilities and charges		**(4.9)**	(9.8)	(6.6)
Net assets		**477.3**	280.9	433.4
Capital and reserves				
Called up share capital		**26.8**	25.5	26.8
Share premium account		**111.6**	36.3	111.4
Capital reserve		**1.5**	1.6	1.6
Profit and loss account		**337.4**	217.5	293.6
Shareholders' funds (including non-equity interests)		**477.3**	280.9	433.4

GROUP CASH FLOW STATEMENT

	Note	**Half year to 30 September 2001 £m**	Half year to 30 September 2000 (Restated) £m	Year to 31 March 2001 £m
Net cash (outflow)/inflow from operating activities	11	**(12.0)**	(28.2)	84.8
Dividends from joint ventures		**4.7**	0.4	2.7
Dividends from associates		**1.2**	-	2.3
Returns on investments and servicing of finance		**4.2**	1.2	4.2
Taxation paid		**(20.7)**	(3.9)	(8.2)
Capital expenditure and financial investment		**(6.9)**	(7.6)	(20.0)
Acquisitions and disposals		**18.4**	3.4	(80.7)
Equity dividends paid		**(28.3)**	(21.4)	(32.9)
Net cash outflow		**(39.4)**	(56.1)	(47.8)
Management of liquid resources		**34.3**	(8.1)	(20.2)
Financing		**180.1**	41.6	(75.1)
Increase/(decrease) in cash		**175.0**	(22.6)	(143.1)

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	Note	**Half year to 30 September 2001 £m**	Half year to 30 September 2000 £m	Year to 31 March 2001 £m
Increase/(decrease) in cash		**175.0**	(22.6)	(143.1)
Cash (inflow)/outflow from movement in debt		**(180.0)**	(41.3)	151.7
Cash (inflow)/outflow from movement in liquid resources		**(34.3)**	8.1	20.2
Change in net debt resulting from cash flows		**(39.3)**	(55.8)	28.8
Debt disposed of with businesses and Subsidiaries		**-**	3.7	3.7
Currency translation difference		**2.2**	(5.2)	(6.3)
Movement in net debt		**(37.1)**	(57.3)	26.2
Opening net debt		**(35.2)**	(61.4)	(61.4)
Closing net debt	12	**(72.3)**	(118.7)	(35.2)

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Half year to 30 September 2001 £m	Half year to 30 September 2000 £m	Year to 31 March 2001 £m
Profit for the period	**74.0**	30.7	124.2
Currency translation differences taken directly to reserves	**(15.7)**	9.8	22.6
Total recognised gains and losses relating to the period	**58.3**	40.5	146.8

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	Half year to 30 September 2001 £m	Half year to 30 September 2000 £m	Year to 31 March 2001 £m
Profit for the period	**74.0**	30.7	124.2
Ordinary dividends	**(14.6)**	(11.5)	(39.5)
Retained earnings	**59.4**	19.2	84.7
Other recognised gains and losses relating to the period	**(15.7)**	9.8	22.6
Issue of ordinary share capital	**0.2**	0.2	76.6
Amount added back in respect of scrip dividends	**-**	1.4	1.4
Goodwill written off on acquisitions	**-**	-	(2.2)
Net increase in shareholders' funds	**43.9**	30.6	183.1
Opening shareholders' funds	**433.4**	250.3	250.3
Closing shareholders' funds	**477.3**	280.9	433.4

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1. Basis of preparation

The unaudited results for the half year to 30 September 2001 have been prepared in accordance with UK generally accepted accounting principles. The accounting policies applied are those set out in the Group's Annual Report for the year to 31 March 2001, except for the adoption of the new financial reporting standard on deferred tax (FRS 19). The comparative figures for deferred tax have not been restated as the effect is not material.

The September 2000 figures have been restated, in accordance with the change made in the 2001 Annual Report to the way in which net trading interest income and goodwill amortisation are presented in the financial statements. Net trading interest income, previously included in net interest income, is disclosed as part of net operating income. Goodwill amortisation, previously included in net operating income, is separately disclosed. The reasons for these restatements are discussed in the Accounting Policies note in the 2001 Annual Report.

2. Net operating income

	Half year to 30 September 2001 £m	Half year to 30 September 2000 (Restated) £m	Year to 31 March 2001 £m
Continuing operations			
Fees and commissions receivable	**285.7**	199.2	504.7
Fees and commissions payable	**(128.0)**	(115.7)	(230.4)
Net trading interest income	**20.4**	20.7	44.7
	178.1	104.2	319.0
Other operating income	**20.0**	12.0	28.1
Net operating income	**198.1**	116.2	347.1

3. Segmental analysis

(a) Segmental analysis of net operating income

	Half year to 30 September 2001 £m	Half year to 30 September 2000 (Restated) £m	Year to 31 March 2001 £m
Business segment			
Continuing operations			
Asset Management	**120.3**	53.4	214.2
Brokerage	**77.8**	62.8	132.9
	198.1	116.2	347.1

3. Segmental analysis continued
(b) Segmental analysis of profit on ordinary activities before taxation

	Half year to 30 September 2001 £m	Half year to 30 September 2000 (Restated) £m	Year to 31 March 2001 £m
Business segment			
Continuing operations			
Asset Management - management fee income	**49.0**	31.5	70.7
Asset Management - performance fee income	**33.5**	1.0	76.0
Brokerage	**18.7**	14.7	30.2
Goodwill amortisation	**(4.7)**	(0.7)	(4.7)
Financial Services	**96.5**	46.5	172.2
Sugar Australia	**0.5**	1.0	1.8
	97.0	47.5	174.0
Discontinued operations	**(3.6)**	(6.8)	(15.0)
	93.4	40.7	159.0

Goodwill amortisation comprises Asset Management £3.5m (30 September 2000: £nil, 31 March 2001: £3.2m) and Brokerage £1.2m (30 September 2000: £0.7m, 31 March 2001: £1.5m).

4. Exceptional items

The loss on sale of the Agricultural Products business of £3.6m (£3.6m net of tax) represents an adjustment to the loss on sale reported in March 2000, incurred in accordance with the provisions of the management buyout disposal documentation.

For the half year to 30 September 2000 the loss on sale of the Agricultural Products businesses of £5.2m (£4.3m net of tax) represents an adjustment of £3.9m (£3.9m net of tax) to the loss on sale reported in March 2000, and £1.3m (£0.4m net of tax) in respect of the sale of US nuts activities. Further Agricultural Products restructuring costs of £1.6m (£1.1m net of tax) were also incurred.

For the year to 31 March 2001 the loss on sale of the Agricultural Products businesses of £13.1m (£12.9m net of tax) represents an adjustment of £11.3m (£11.3m net of tax) to the loss on sale reported in March 2000, and £1.8m (£1.6m net of tax) in respect of the sale of US nuts activities. Further Agricultural Products restructuring costs of £1.9m (£1.9m net of tax) were also incurred.

5. Net interest income

	Half year to 30 September 2001 £m	Half year to 30 September 2000 (Restated) £m	Year to 31 March 2001 £m
Interest receivable	**24.3**	27.1	60.7
Interest payable	**(16.1)**	(18.5)	(48.2)
	8.2	8.6	12.5

NOTES continued

6. Dividends

	Half year to 30 September 2001 £m	Half year to 30 September 2000 £m	Year to 31 March 2001 £m
Ordinary shares			
Interim – 5.5 pence (2001: 4.6 pence)	**14.6**	11.5	11.5
Final – (2001: 10.9 pence)	**-**	-	28.0
	14.6	11.5	39.5

An interim dividend of 5.5p per share will be paid on 3 January 2002 to shareholders on the register at the close of business on 16 November 2001. The shares will be quoted ex-dividend from 14 November 2001. The final election date for participation in the Group's Dividend Reinvestment Plan in relation to the interim dividend is 3.00pm on 17 December 2001.

7. Earnings per share

The calculation of basic earnings per ordinary share is based on a profit for the period of £74.0m (30 September 2000: £30.7m, 31 March 2001: £124.2m) and on 258,582,429 (30 September 2000: 246,276,308, 31 March 2001: 249,329,463) ordinary shares, being the weighted average number of ordinary shares in issue during the period after excluding the shares owned by the Man Group plc employee trusts.

The diluted earnings per share is based on a profit for the period of £74.0m (30 September 2000: £30.7m, 31 March 2001: £124.2m) and on 267,583,560 (30 September 2000: 255,935,797, 31 March 2001: 258,168,532) ordinary shares, calculated as follows:

	30 September 2001 Number	30 September 2000 Number	31 March 2001 Number
Basic weighted average number of shares	**258,582,429**	246,276,308	249,329,463
Dilutive potential ordinary shares			
Share awards under incentive schemes	**9,001,131**	8,725,433	8,109,220
Employee share options	**-**	934,056	729,849
	267,583,560	255,935,797	258,168,532

The following tables reconcile the earnings per share on the total result with the earnings per share on continuing operations and underlying earnings per share. Underlying earnings per share excludes the net performance fee income from our Asset Management business, the result of our Sugar Australia operations and goodwill amortisation.

NOTES continued

7. **Earnings per share** continued

	Half year to 30 September 2001		
	Earnings £m	**Basic earnings per share pence**	**Diluted earnings per share pence**
Earnings	**74.0**	**28.6**	**27.7**
Loss on discontinued operations	**3.6**	**1.4**	**1.3**
Earnings per share - continuing operations	**77.6**	**30.0**	**29.0**
Performance related income	**(27.5)**	**(10.6)**	**(10.3)**
Sugar Australia	**(0.3)**	**(0.1)**	**(0.1)**
Goodwill amortisation	**3.2**	**1.2**	**1.2**
Underlying earnings	**53.0**	**20.5**	**19.8**

	Half year to 30 September 2000		
	Earnings £m	Basic earnings per share pence	Diluted earnings per share pence
Earnings	30.7	12.4	12.0
Loss on discontinued operations	5.4	2.3	2.1
Earnings per share - continuing operations	36.1	14.7	14.1
Performance related income	(0.8)	(0.3)	(0.3)
Sugar Australia	(0.5)	(0.2)	(0.2)
Goodwill amortisation	0.4	0.1	0.1
Underlying earnings	35.2	14.3	13.7

	Year to 31 March 2001		
	Earnings £m	Basic earnings per share pence	Diluted earnings per share pence
Earnings	124.2	49.8	48.1
Loss on discontinued operations	14.8	5.9	5.7
Earnings per share - continuing operations	139.0	55.7	53.8
Performance related income	(62.3)	(25.0)	(24.1)
Sugar Australia	(1.1)	(0.4)	(0.4)
Goodwill amortisation	2.8	1.1	1.1
Underlying earnings	78.4	31.4	30.4

8. **Debtors**

	At 30 September 2001 £m	At 30 September 2000 £m	At 31 March 2001 £m
Trade debtors			
Amounts owed by broker dealers on secured stock lending and borrowing	**58.7**	396.2	33.1
Securities transactions in the course of settlement	**43.2**	89.6	86.9
Futures transactions	**256.3**	183.9	168.3
Other trade	**94.3**	29.3	123.3
Amounts owed by funds	**333.7**	206.3	99.9
Other categories of debtors	**188.5**	181.4	192.1
	974.7	1,086.7	703.6

NOTES continued

9. Creditors

	At 30 September 2001 £m	At 30 September 2000 £m	At 31 March 2001 £m
Amounts falling due within one year			
Bank loans and overdrafts	**31.2**	36.7	158.4
Private placement notes	**-**	3.4	-
Trade creditors			
Amounts owed to broker dealers on secured stock lending and borrowing	**40.9**	373.7	10.4
Securities transactions in the course of settlement	**175.4**	101.4	177.9
Futures transactions	**166.7**	157.3	63.5
Other trade	**47.6**	30.6	20.7
Other categories of creditors	**277.1**	244.8	360.4
	738.9	947.9	791.3

Other categories of creditors includes £106.4m relating to commodity financing transactions (30 September 2000: £139.3m, 31 March 2001: £134.6m).

	At 30 September 2001 £m	At 30 September 2000 £m	At 31 March 2001 £m
Amounts falling due after more than one year			
Loans			
Bank loans	**295.8**	310.9	-
Private placement notes	**10.2**	10.1	10.5
Other creditors	**9.0**	9.5	8.7
	315.0	330.5	19.2

10. Segregated funds

As required by the United Kingdom Financial Services Act and by the US Commodity Exchange Act, the Group maintains certain balances on behalf of clients with banks, exchanges, clearing houses and brokers in segregated accounts totalling £2,346m (30 September 2000: £1,939m, 31 March 2001: £2,209m). These amounts and the related liabilities to clients, whose recourse is limited to the segregated accounts, are not included in the Group balance sheet.

NOTES continued

11. Cash flow from operating activities

	Half year to 30 September 2001	Half year to 30 September 2000 (Restated)	Year to 31 March 2001
	£m	£m	£m
Operating profit	**85.0**	35.9	155.4
Depreciation of tangible fixed assets	**4.2**	3.8	9.9
Amortisation of goodwill	**4.7**	0.7	4.7
Profit on sale of tangible fixed assets	**-**	-	(2.6)
Profit on sale of fixed asset investments	**(0.3)**	(1.0)	(0.2)
Decrease in stocks	**-**	0.2	0.1
(Increase)/decrease in debtors	**(311.8)**	287.4	714.4
Decrease/(increase) in securities purchased under agreements to resell	**82.8**	-	(100.6)
Decrease/(increase) in short-term investments	**22.4**	(84.4)	(68.8)
Increase/(decrease) in creditors	**101.0**	(267.9)	(623.4)
Restructuring costs	**-**	(2.9)	(4.1)
Net cash (outflow)/inflow from operating activities	**(12.0)**	(28.2)	84.8

12. Analysis of net debt

	At 30 September 2001	At 30 September 2000	At 31 March 2001
	£m	£m	£m
Cash at bank and in hand	**264.9**	242.4	133.7
Overdrafts	**(2.3)**	(36.7)	(3.8)
Loans due within one year	**(28.9)**	(3.4)	(154.6)
Loans due after one year			
Bank loans	**(295.8)**	(310.9)	-
Private placement notes	**(10.2)**	(10.1)	(10.5)
Closing net debt	**(72.3)**	(118.7)	(35.2)

13. Exchange rates

The following US dollar exchange rates have been used in the preparation of this financial information:

	30 September 2001	30 September 2000	31 March 2001
Average exchange rate	**1.43**	1.49	1.47
Period end exchange rate	**1.47**	1.48	1.42